EXHIBIT 99.2

                                 [RETALIX LOGO]


                                  NEWS RELEASE


       Retalix Schedules Conference Call to Discuss Fourth Quarter Results

       Retalix to Present at A.G. Edwards' 4th Annual Retailing Conference

     Ra'anana, Israel, January 16, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that it will be holding a conference call to discuss results for the fourth quarter and FY 2006 on Tuesday, March 6, 2007 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Fourth quarter and FY 2006 results will be released on Tuesday, March 6, 2007 at 3:00 AM EST (0:00 AM PST and 10:00 Israeli Time).

     Retalix reaffirms its previously stated guidance that it anticipates total revenues for the fourth quarter 2006 to exceed $54 million and net income (non-GAAP) of more than $4.0 million, or GAAP net income of more than $1.6 million. Non-GAAP net income for the fourth quarter 2006 excludes equity based compensation expenses in the amount of $1.7 million and acquisition related amortization in the amount of $0.7 million (net of tax effect).

     The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Retalix web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site.

     Retalix to Present at A.G. Edwards' 4th Annual Retailing Conference
     Retalix also announced today that President and CEO Barry Shaked will make a presentation on behalf of the company at A.G. Edwards' 4th Annual Retailing Conference. The presentation is scheduled to begin at 09:00 a.m. EST on Tuesday, January 23rd, at the Biltmore Hotel, Coral Gables, Florida.

     To access the live audio Webcast of the presentation, please visit Retalix's Investor Events page at http://www.retalix.com/index.cfm?pageid=949. Additionally, the archived Webcast will be available for 30 days.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix is a registered trademark of Retalix Ltd. in the United States and/or other countries.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #